SCHEDULE TO-T/A/ 13E-3/A
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)
Navtech, Inc.
(Name of Subject Company (issuer))

NV Holdings, Inc. (as offeror)

Cambridge Information Group II LLC
Externalis S.A.
ABRY Investment Partnership, L.P.
ABRY Mezzanine Partners L.P.
Andrew M. Snyder
John Hunt
Francoise Macq
Michael Jakobowski
(as Members of a Group)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, par value $0.001 per share
(Title of Class of Securities)

63935Q100
(CUSIP Number of Class of Securities)

Larisa Avner Trainor
Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814 USA
Phone: +1 301-961-6747

With a copy to:

Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Phone: +1-212-859-8875

Calculation of Filing Fee

Transaction valuation*                                                                Amount of filing fee
$10,950,812.50                                                                                $336.19
   ________________________________________________________________
   * For purposes of calculating the filing fee only.  This amount assumes the purchase of 4,380,325 Units of the subject company at $2.50 in cash per Unit.  The amount of the filing fee, equals 0.00003070 of the transaction valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $336.19

Form or Registration No.: Schedule TO/13E-3

Filing Party: NV Holdings, Inc.

Date Filed: October 9, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[x] going-private transaction subject to Rule 13e-3.

[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/ 13E-3 (the “Statement”), originally filed with the Securities and Exchange Commission, as amended (the “SEC”) on October 24, 2007, by NV Holdings, Inc., Cambridge Information Group II LLC, a Maryland limited liability company, Externalis S.A., a company formed under the laws of Belgium, ABRY Investment Partnership, L.P., a Delaware limited partnership, ABRY Mezzanine Partners L.P., Andrew M. Snyder, John Hunt, Françoise Macq and Michael Jakobowski relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Navtech, Inc., a Delaware corporation (“Navtech” or the “Company”), at a purchase price of $2.50 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

A.           Amendments to the Statement

Item 4 of the Statement is amended and supplemented by adding the following at the end thereof:

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

“The initial offering period of the Offer expired at 5:00 p.m., New York City time, at the end of Tuesday, November 6, 2007. According to Continental Stock Transfer & Trust Company, the depositary for the Offer, as of such time, a total of 832,748 Shares had been validly tendered pursuant to the Offer and not withdrawn (which figure includes 23,145 Shares tendered under guaranteed delivery procedures), which represent approximately 19% of all outstanding Shares (which figure includes approximately 0.53% of the outstanding shares tendered under guaranteed delivery procedures). The Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

On November 7, 2007, the Purchaser announced in a press release that it had commenced a subsequent offering period to acquire all remaining untendered Shares. The subsequent offering period is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, November 20, 2007, unless further extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $2.50 per Share cash consideration, without interest, paid during the initial offering period of the Offer.  The Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. Shares tendered during the subsequent offering period may not be withdrawn. The Purchaser reserves the right to extend the subsequent offering period in accordance with applicable law. The full text of the press release issued by the Purchaser is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

"(a)(8) Press Release issued on November 7, 2007."

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NV HOLDINGS, INC.

/s/ Larisa Avner Trainor
______________________
By: Larisa Avner Trainor
Title: Authorized Representative

CAMBRIDGE INFORMATION GROUP II, LLC

/s/ Larisa Avner Trainor
______________________
By: Larisa Avner Trainor
Title: Vice President and Assistant Secretary

EXTERNALIS S.A.

/s/ Francoise Macq
______________________
By: Francoise Macq
Title: Chief Financial Officer

ABRY MEZZANINE PARTNERS, L.P.
By: ABRY Mezzanine Investors, L.P., its General Partner

/s/ John Hunt
______________________
By: John Hunt
Title: Authorized Representative

ABRY INVESTMENT PARTNERSHIP, L.P.
By: ABRY Investment GP, L.P., its general partner

/s/ John Hunt
______________________
By: John Hunt
Title: Authorized Representative

/s/ Andrew M. Snyder
_______________________
Andrew M. Snyder

/s/ Francoise Macqu
_______________________
Francoise Macq

/s/ John Hunt
_______________________
John Hunt

/s/ Michael Jakobowski
_______________________
Michael Jakobowski